Mail Stop 3561

February 18, 2010

Mr. Frederic W.J. Birner
Chief Executive Officer
Birner Dental Management Services, Inc
3801 East Florida Avenue, Suite 508
Denver, CO 80210

Re: **Birner Dental Management Services, Inc**
       Form 10-K for Fiscal Year Ended
       December 31, 2008
       Filed March 30, 2009
       Supplemental Response filed January 28, 2010
       File No. 000-23367

Dear Mr. Birner:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Notes to Financial Statements

Note 2 – Significant Accounting Policies

Basis of Presentation/ Basis of Consolidation, page 45

1. We reviewed your response to our prior comment six. Based on your analysis, you determined that each PC is considered a variable interest entity (VIE) and in each instance, you consolidated the PC as you were considered the primary beneficiary. Your response did not provide sufficient detail supporting your position. Please provide us with your analysis of the following issues and revise disclosure in your amended filing as necessary:
   - You discussed the criteria necessary for an entity to be considered a VIE, but you did not correlate this criteria to your arrangements with the PCs to support your position. Disclose the factors you considered in concluding that the PCs met the definition of a VIE in accordance with FASB ASC 810-10. In addition, provide specific references to your management agreement that support your position.
   - Please provide us with your analysis of FASB ASC 810-10-15-17(d) (i.e. whether the PC is considered a business).
   - In your response, you state that through management agreements you have the right to make decisions about the PCs' activities that have a significant effect on the success of the PCs. Considering the fact that PCs exercise control over the provision of dental services, hold the medical records and patient care is not under your control, tell us how you considered the impact these facts have on the success of the entity in contrast to your abilities under the management agreement. In this regard please clarify (a) who determines the overall services that are offered by each PC (i.e. services offered, not treatment plan determined for each patient), (b) who determines the prices that are charged for such services, including the contractual arrangements with third parties and (c) who determines any major capital decisions of the PC (i.e. additional dental chairs, expansion or abandonment of services/facilities, etc.).
   - You state that "in most cases an officer, director or other related party to the Company holds all the voting rights of the PCs." Considering that the PCs are owned by dentists, please revise to provide a detailed discussion how an officer, director or other related party holds all the voting rights of the PCs and their relationship to the PCs.
   - Tell us how you determined that you absorb the majority of the PCs losses. We note you receive a management fee, based on the management agreement, comprising of gross revenue (i.e. billings less contractual adjustments) less (a) dentist, hygienist and dental assistant compensation (b) interest and principal payments on loans and (c) rent and other payments by PCs. In cases where the management fee is negative, tell us who would absorb the losses and provide a specific reference in the management agreement that supports this position.
   - Provide a detailed discussion how the PCs lack the ability to finance their activities without additional subordinated financial support from you.

- Tell us how you analyzed the impact of ASU 2009-17 (i.e. FASB ASC 810-10-05-8A) with specific consideration of the revised definition of a VIE and the implementation guidance.
- Provide us with the specific factors that contributed to this correction of an error considering FASB ASC 810 (previously FIN 46 (R)) was effective for you on January 1, 2004.
- Provide us with a sample employment agreement with a dentist of a PC.
- We note you had filed the PC management agreement (Exhibit 10.18) with your S-1 filed on September 25, 1997. Tell us whether you have made any material changes to this agreement. If so, please provide us with a courtesy copy of the revised agreement.
- We note you believe the dentists do not have a non-controlling interest in the PCs. Please tell us how this position is supported by GAAP, considering you do not own an equity interest in the PC.

Reclassification and Correcting Entries, page 51

2. We reviewed your response to our prior comment six, noting that you believe that the restatement of your financial statements was not considered a material change. However we note that even though the adjustments to correct the errors do not result in changes in net income, they result in significant changes in several line items in your income statements. Specifically, net revenues, clinical salaries and benefits, and direct expenses appear to materially increase during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively. The differences appear to be as follows:
   - Net revenues appear to increase by approximately 68% ($23 million), 68% ($24 million), 71% ($24 million) and 71% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.
   - Clinical salaries and benefits appears to increase by approximately 263% ($23 million), 260% ($24 million), 251% ($24 million) and 251% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.
   - Direct expenses expressed as a percentage appear to increase by approximately 91% ($23 million), 91% ($24 million), 90% ($24 million) and 93% ($19 million) during the years ended December 31, 2006, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

   Considering several line items of your financial statements have been materially misstated resulting in the financial statements taken as a whole to be materially misstated, it appears to us you will have to restate your financial statements to comply with our comments above. Further, note that your inappropriate presentation (i.e. Item 10(e) of Regulation S-K) of the non-GAAP measure, total dental practice revenue, which will now be your net revenue, does not provide sufficient basis to conclude that your financial statements are not materially misstated or that sufficient information has been provided to an investor. Please file an Item 4.02 Form 8-K immediately regarding these restatements or tell us why you believe such a filing is not required.

Item 9A. – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 62 and

Management's Annual Report on Internal Control over Financial Reporting, page 62

3. We note that management concluded that both your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of your fiscal year. Tell us how you considered the correction of an error and the potential restatements of your financial statements based our comments above in your evaluation of the effectiveness of both your disclosure controls and procedures and internal control over financial reporting as of the end of your fiscal year. If you continue to believe both your disclosure controls and procedures and internal control over financial reporting are effective, please tell us the factors you considered and highlight for us those factors that support each of your conclusions. Otherwise, please amend your Form 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures and your internal control over financial reporting as of the end of the fiscal year and any remediation plans that have or will be enacted.

Other Exchange Act Reports

4. Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

5. Considering you plan to restate your financial statements for several years (i.e. potentially back to the fiscal year ended December 31, 2004), tell us how you plan to present such revisions in terms of your Exchange Act reports (i.e. which exchange Act reports you plan to amend) and what guidance you are using to support your position.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services